UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

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                                                              SEC FILE NUMBER
                                                                33-19598-D
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                           NOTIFICATION OF LATE FILING

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                                                                CUSIP NUMBER
                                                                 630080109
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(CHECK ONE): [X]  Form 10-K and Form 10-KSB   [   ]  Form 20-F  [   ]  Form 11-K
            [   ]  Form 10-Q and Form 10-QSB  [   ]  Form N-SAR

         For Period Ended:   JUNE 30, 1998

         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ---------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

NANOPIERCE TECHNOLOGIES, INC.
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Full Name of Registrant

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Former Name if Applicable

370 SEVENTEENTH STREET, SUITE 3580
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Address of Principal Executive Office (STREET AND NUMBER)

DENVER, COLORADO  80202
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City, State and Zip Code
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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)      The reasons  described  in  reasonable  detail in Part III of
       |           this form could not be eliminated without unreasonable effort
       |           or expense;
       |
       |  (b)      The subject annual  report,  semi-annual  report,  transition
       |           report  on Form  10-K,  Form  20-F,  11-K or Form  N-SAR,  or
       |           portion  thereof,  will be filed on or before  the  fifteenth
       |           calendar  day  following  the  prescribed  due  date; or  the
       |           subject quarterly report or transition report on Form 10-QSB,
  [X]  |           or  portion  thereof  will  be  filed on or before  the fifth
       |           calendar day following the prescribed due date; and
       |
       |  (c)      The accountant's  statement or other exhibit required by Rule
       |           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Please See Attached.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     PAUL H. METZINGER                (303)               592-1010
     -----------------                -----               --------
        (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                             [X]  Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes    [ ]  No

     If  so,  attach  an  explanation   of   the   anticipated    change,   both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Nanopierce Technologies, Inc.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    September 28, 1998            By  /s/  Paul H. Metzinger
                                          --------------------------------------
                                          Paul H. Metzinger, Director,
                                          Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

PART III - NARRATIVE

On February 26, 1998, the Registrant acquired all or substantially all of the assets, including the intellectual properties, consisting of patents, patents applications pending, patent applications in preparation, trade secrets, trade names and trademarks relating to a certain particle interconnect technology from Particle Interconnect Corporation, a Colorado corporation and a wholly owned subsidiary of Intercell Corporation. Since the acquisition, the Registrant has spent a substantial amount of time and effort retaining new management, evaluating its product lines and securing financing. Because of such matters and the need to properly reflect the acquisition on its accounting records, the time necessary for management to arrange and complete the appropriate books and records for the Registrant has taken longer than anticipated. As a result, the Registrant has been unable to complete in a timely manner the preparation of its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998.

PART IV - OTHER INFORMATION

3. The Registrant has previously reported that net sales for the years ended June 30, 1997 and June 30, 1996 were $(487,000) and $(3,500)
         respectively, and that net losses applicable to common stockholders for such periods were $(.14) and $(.01) respectively. While the Registrant currently is unable to estimate net sales and operating results for the year ended June 30, 1998, the Registrant has no reason to believe that trends for such year will not continue.